



Gene Fall

"I am a General Contractor located in South Florida who has known and worked with Rob Kornahrens in the construction industry for over 30 years. Throughout the years I've watched Rob start and scale multiple companies and have seen his expertise in the solar industry play out. After seeing the Power Panel product, I was immediately sold on its revolutionary technology and ability to impact so many different markets." Gene Fall, Certified Contracting Group, Inc.

Invested $25,000 this round